MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED APRIL 30, 2008
PREPARED AS OF JUNE 17, 2008

Introduction

The following sets out the Management’s Discussion and Analysis ("MD&A") of the financial position and results of operations for the fiscal quarter ended April 30, 2008 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the fiscal period ending April 30, 2008, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nature of the business activity that it is involved with which is affected by numerous factors beyond the Company’s control; the existence of present and possible future government regulation; the significant and increasing competition that exists in the Company’s business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

*************************************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED APRIL 30, 2008
TABLE OF CONTENTS
PREPARED AS OF JUNE 17, 2008

I.	Highlights during the Quarter Ended April 30, 2008
II.	Key Business Relationships
III.	Board and Committee meetings/Management
IV.	Going Concern
V.	Operating Results and Financial Position
VI.	Quarter Ended January 31, 2008 compared to Quarter Ended January 31, 2007
VII.	Liquidity and Capital Resources
VIII.	Critical Accounting Policies
IX.	Commitments and Contingencies
X.	Disclosure Controls
XI.	Financial Instruments
XII.	Off Balance Sheet Arrangements
XIII.	Transactions with Related Parties
XIV.	Share Capital
XV.	Subsequent Events

Tables

1.

Selected annual and quarterly information from Consolidated Statements of Comprehensive Loss and Deficit

2.

Selected annual and quarterly information from Consolidated Balance Sheets

3.

Summary of financing raised by quarter

4.

Outstanding stock options and common share purchase warrants at April 30, 2008

    Unless otherwise indicated, $ amounts reported are stated in U.S. dollars

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED APRIL 30, 2008
PREPARED AS OF JUNE 17, 2008

I.

HIGHLIGHTS DURING THE QUARTER ENDED APRIL 30, 2008

a.

The Company secured additional financing during the quarter in the amount of $2,671,651 through a series of private placements and through the exercise of outstanding common share options and common share purchase warrants and issued a total of 3,904,008 common shares relating to such financing.

Subsequent to April 30, 2008 the Company has secured additional financing in the amount of $447,728 as outlined in Section XV – Subsequent Events.

b.

The Company announced a series of milestones and accomplishments with respect to the development of its technology during the quarter:

i.

Positive progress was realized in the foundry testing underway in the California-based foundry, enhancing the Company’s product value proposition for potential customers.

ii.

The development of a sales and marketing plan for both MRAM and sensor applications targeting multiple verticals including the defense, healthcare, mining, manufacturing and consumer application sectors.

iii.

The appointment of Henry N. Dreifus to the Company’s Board of Directors. Mr.

Dreifus is the Founder and Managing Director of Dreifus Associates Limited, Inc., a technology systems development and solutions integration organization. Mr. Dreifus has in excess of 25 years experience in high technology and also serves on the Board of the Defense Business Board of the United States Department of Defense.

iv.

The issuance of 745,000 common stock options to outside directors, to Henry

Dreifus upon his appointment to the Board and to several consultants who continue to provide services to the Company. The exercise price in each case, was set at the market price of the Company’s shares on the date of issue ranging from $1.01 to $2.31 per share.

v.

The Company entered into a working agreement with BAE Systems whereby it will transfer its MRAM and sensor technology to BAE’s foundry located in Nashua, New Hampshire. The objective is to integrate Micromem’s patented technology into the BAE Systems military platforms and product pipeline. The Company planes to commit up to approximately $1.2 million to these initiatives with BAE over the next 12 months and has made an initial deposit of $200,000 in this context as of April 30, 2008.

vi.

The Company incorporated a new wholly-owned subsidiary, Micromem Advanced Sensor Technologies Inc. in April 2007 to better enable it to pursue U.S.-based market opportunities.

vii.

The Company began manufacturing magnetic sensors for potential customers and expects to deliver the first packaged magnetic sensor for evaluation and characterization during summer 2008.

viii.

Subsequent to April 30, 2008 the Company adopted a Shareholder’s Rights Plan which is subject to ratification by shareholders at the Company’s Annual General Meeting scheduled for Wednesday, June 25, 2008.

These developments during the quarter ending April 30, 2008 built on the initiatives which were undertaken during the fiscal year ending October 31, 2007 and the quarter-ended January 31, 2008 as reported in our MD&A report for the respective periods. Certain of the highlights noted in those reports are summarized again as below:

i.

We extended the working relationship with Strategic Solutions Inc., our engineering consulting firm which began in 2006, framed in a contract through late 2008.

ii.

We formed a Technical Advisory Committee in July 2007. The committee members include two of the Company’s outside directors, Mr. Larry Blue (as Chair) and Mr. Steven Van Fleet and Henry Dreifus who was initially engaged as an independent outside consultant at that time.

iii.

We continued our research efforts at the University of Toronto under the direction and supervision of Dr. Harry Ruda. These research efforts are now in sunset as of April 30, 2008.

iv.

We hired the California-based foundry Global Communication Systems to begin our foundry testing in September 2007 and we will continue these efforts throughout the balance of 2008.

v.

We entered into multiple separate non-disclosure agreements by 2007 with vertically integrated multinational corporations.

c.

The Company cancelled the April 21, 2008 mediation date which was previously scheduled between the Company and its former CTO, Dr. Cynthia Kuper. Dr. Kuper was served four months notice of termination of her contract on a without cause basis in November 2007. In February 2008, Dr. Kuper filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations as frivolous and malicious. During the quarter, the Company appointed an outside director to lead the process of responding to Dr. Kuper’s allegations and the entire Board of Directors has been kept apprised of developments. The Company engaged the services of a large U.S.-based law firm to oversee the process of its response to the allegations and subsequent to April 30, 2008, the Company has filed its response to these allegations with the regulators. As of the date of this MD&A report, the Company is monitoring further developments.

II.

KEY BUSINESS RELATIONSHIPS

Our key business/strategic relationships currently include:

a.

Our relationship with GCS as our foundry partner supplier whom we expect to continue working with through the balance of calendar 2008.

b.

Our relationship with SSI as our design and engineering consultants whom we expect to continue working with through the balance of calendar 2008.

c.

The University of Toronto and Dr. Harry Ruda with whom the Company has worked since 2003; these research initiatives are now in sunset.

d.

The Company maintains its intellectual property filings on an up-to-date basis through its association with Morgan Lewis LLP, a large U.S.-based law firm with significant expertise in intellectual property.

e.

BAE Systems with whom the Company announced during the quarter that it has commenced research and production initiatives at the BAE foundry in Nashua, New Hampshire.

f.

Ongoing technical marketing and product development services are being provided by Steven Van Fleet, a director who has been appointed as Head of Business Development and by Dreifus Associates Ltd.

III.

BOARD AND COMMITTEE MEETINGS

Our Board of Directors met at our regular Board meeting in late February 2008 and again in April 2008.

The Company’s Audit Committee consists of three independent directors and supervises all of the Company’s quarterly and annual filings. It also has the responsibility for developing and overseeing governance-related matters – disclosure policies, insider trading policies and whistle blower policies. Our Audit Committee met in February and March 2008.

The Company maintains that it continues to be fully compliant with the regulatory agencies to whom it reports.

Our Technical Advisory Committee met formally in February 2008 and also held ongoing informal discussions throughout the quarter.

At April 30, 2008:

a.

Our Board of Directors consists of Salvatore Fuda, Chairman; Joseph Fuda, President. David Sharpless, Chair of Audit Committee, Steven Van Fleet, Head of Project Development, Henry Dreifus who provides consulting services and our outside directors, Messrs Larry Blue, Chair of our Technical Advisory Committee and a member of the Disclosure Committee, Oliver Nepomuceno (Audit and Compensation Committees) and Andrew Brandt, Chair of the Compensation Committee and a member of the Audit Committee. The director’s biographies have most recently been updated as part of our 20F filings as of March 3, 2008 and are available on SEDAR.

b.

Our management team includes, Joseph Fuda, President, Dan Amadori, Chief Financial Officer; Jason Baun, Chief Information Officer. We have a four person staff. The Company recovers a portion of the staff costs from associated companies which operate from the same office premises as the Company. All research development and other technical initiatives are outsourced, as above.

On November 18, 2008, the Company in accordance with the terms of the employment agreement previously executed, served Dr. Cynthia Kuper with four months notice of termination of her employment agreement. Dr. Kuper served as a consultant to the Company in 2004 and was appointed as Chief Technology Officer ("CTO") in January 2005 for an initial two-year term. The contract was extended before the end of the original term on the same terms, conditions and cancellation provisions.

In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it believes to be malicious and frivolous and has responded to the claim, through counsel, in May 2008.

IV.

GOING CONCERN

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is independent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

V.

OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2003-2007 and for the quarterly information through April 30, 2008. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2003-2007 and the quarterly information through April 30, 2008.

Financial Position at April 30, 2008:

The Company reports working capital of $209,309 at April 30, 2008 (2007: deficiency of $477,652). Included in accounts payable and accrued liabilities at January 31, 2008 and 2007 is an accrual of $289,000 due to a previous contractor which amount is disputed by the Company and has been reflected on the books but unpaid for the past five years.

The cash loss from operations was approximately $714,000 in the quarter (2007: approximately $428,000); this was supported by financing raised during the quarter totaling $2,761,651 (2007: $347,000).

The components of the equity raised during the quarter were:

	2008	2007
Private placement financings	$1,673,751	$-
Exercise of stock options	964,500	180,000
Exercise of warrants	33,400	167,000
	$2,671,651	$347,000

Subsequent to April 30, 2008 the Company has secured additional equity financing as follows:

Exercise of stock options:
● Officer (20,000 options)	$10,000
● Director (25,000 options)	18,000
Exercise of warrants:	419,728
$447,728

At April 30, 2008 the Company reports 9,600,000 stock options outstanding which expire at various points in time over the next five years if unexercised. If all of these options were exercised, the Company would realize approximately $7.4 million of subscription proceeds.

At April 30, 2008 the Company reports the following common share purchase warrants as outstanding:

Source:	Number	Exercise Price	Proceeds if	Expiry
			Exercised	Date
2004-2005 unit private
placements	3,337,818	$0.40	1,335,127	June 2008

2005 financial advisory
services agreement	800,000	0.40	(1)	June 2008

2007 Bridge Loan	250,000	0.50	125,000	September 2008

2008 Bridge Loan	100,000	0.60	60,000	January 2009
	4,487,828	0.41(ave)	1,520,127

(1) Cashless exercise provision. These warrants were exercised in May 2008.

VI.

Quarter Ended April 30, 2008 compared to Quarter Ended April 30, 2007:

The Company remains in pre-revenue mode. It reported interest income totaling $2,998 in 2008 (2007: $420).

Administration costs were $80,106 for the quarter (2007: $21,314). The significant components included $24,000 of costs relating to shareholder information and the upcoming AGM (2007: $4,000); $10,000 of insurance related costs (2007: $4,000); $20,000 of exchange losses (2007: $1,000) on payment of $ Canadian denominated expenses in a period of higher $ Canadian exchange rates, general administrative expenses (including office, courier, postage, telephone, internet and rent) of $26,000 (2007: $12,000); the Company incurred more such expenses in 2008 given higher levels of activity.

Professional, management and consulting fees totaled $305,131 in the quarter ($189,661 in 2007), this included $35,000 being the balance of funds due to Dr. Kuper with the terms of the notice provided in November 2007 (2007: $66,000) $37,500 with respect to our Chairman, (2007: nil); $18,000 for our President (2007: $18,000); $28,000 for our CFO (2007: $18,000); $51,000 to Dreifus Associates Ltd. for consulting services (2007: nil); $20,000 for Steven Van Fleet (2007: nil) and $83,000 of legal expenses pertaining to patent-related work, our newly adopted shareholder right plan, our Annual Meeting Circular and costs associated with Dr. Kuper’s allegations (2007: $50,000).

Wages and salaries totaled $37,000 in 2008 (2007: $29,000); we have four individuals included in payroll costs in each of 2008 and 2007.

Research and development costs totaled $211,000 (2007: $103,000). We continue to pay $5,000 per month to our chief scientist/researcher at the UofT. In 2008 we incurred $135,000 with respect to our engineering consulting firm, SSI and $48,000 with respect to our foundry partner, GCS.

Travel and entertainment expenses totaled $83,000 in the quarter (2007: $24,000). We incurred significantly more travel costs associated with the responsibilities undertaken by Steven Van Fleet, Henry Dreifus and Strategic Solutions in 2008.

The Company reported a net loss of $1,180,108 or $0.02 per share in the quarter ending April 30, 2008 (2007: $1,326,587 or $0.02 per share); this included non-cash expense of $456,000 relating to the cost of stock options issued during the quarter calculated in accordance with the Black Scholes option-pricing model.

VII.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised in 2006-2007 and for the quarters ending January 31 and April 30, 2008.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory and sensor technologies. At April 30, 2008 our working capital was $209,329 (2007: deficiency of $477,654). We must obtain financing to continue funding our operations. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain financing from new investors and from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 4.

Capital Resources

We have no commitments for capital expenditures as of April 30, 2008; during the quarter we incurred approximately $9,000 of expenditures for capital assets.

VIII.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Foreign current translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;
  Other Assets at historical rates;
  Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and
  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Stock-based compensation:

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

Research and Development costs:

We are a development stage company. Research and development costs are expensed in the period incurred.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private place price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

IX.

COMMITMENTS AND CONTINGENCIES:

a.

Technology development agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.

Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $127,000 per annum.

c.

Legal matters:

Other than the claim filed by Dr. Kuper, our previous CTO (as outlined above) there are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

d.

Royalties:

The Company has obligations under the terms of the License Agreement signed with the UofT in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.

Contracts:

In January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as our CTO. The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided. The base remuneration stipulated in the employment agreement was $260,000 per year. In September 2006, with an effective date of January 2007, this agreement was extended under the same terms, conditions and cancellation clauses. In November 2007, in accordance with the terms of the agreement the Company served four months notice to terminate this agreement. In February 2008, the Chief Technology Officer filed a claim through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it considers malicious and frivolous.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. Under this contract, the expense as reported was $37,500 as compared to nil in 2007.

X.

DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer’s Annual and Interim filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they meet required standards.

The Company has few employees and a predictable number of accounting transactions per quarter. The Company undertakes to ensure that all material developments and transactions are identified and reported upon on a timely basis. Specific procedures that have been adopted include:

a.

The Board of Directors meets on a regular basis to monitor all of the business activity of the Company and to review the appropriate disclosure requirements

b.

The Audit Committee meets on a regular basis for the purpose of reviewing all required filings with the regulators and to review the related disclosures.

c.

The senior management team works closely to monitor and to report on the business developments within the Company on a timely basis. This includes the President, the Chief Financial Officer, the Chief Information Officer and the Company’s Controller.

The Company believes that it maintained appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof.

XI.

FINANCIAL INSTRUMENTS:

It is management’s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

XII.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XIII.

TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salaries, rent and other expenses.

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($158,800 U.S. funds at October 31, 2007 exchange rates). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares. The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at the then current exchange rates) under this agreement.

The total compensation expense recorded for the quarter ending April 30, 2008 under the terms of the contract was $37,500 (2007: nil).

The balance reported, as due to the Chairman at April 30, 2008 was $75,000.

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses. For the quarter ending April 30, 2008, the Company charged $46,346 to these related entities for rent, salaries and other expenses incurred (2007: $35,000). At April 30, 2008 the Company reports accounts receivable from such parties totaling $88,851 (2007: $31,992).

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers and directors of the Company. The total compensation reported as paid to such parties during the quarter ended April 30, 2008 was $225,322 (2007: $104,000). The Company reports in accounts payable at April 30, 2008 an amount of $142,118 as due to these parties (2007: $130,000).

XIV.

SHARE CAPITAL:

At April 30, 2008 the Company reports 77,854,075 common shares outstanding (2007: 71,208,799). Additionally the Company has 9,600,000 stock options outstanding with a weighted average exercise price of $.75 (2007: 10,000,000 options outstanding with a weighted average exercise price of $.51) and a total of 4,487,827 outstanding warrants to acquire common shares with a weighted average exercise price of $.41 (2007: 4,848,818 outstanding warrants with a weighted average exercise price of $.53).

XV.

SUBSEQUENT EVENTS:

Since April 30, 2008 the following subsequent events are noted:

a.

In May 2008, an officer and a director of the Company exercised a total of 45,000 stock options and the Company realized cash proceeds of $28,000.

b.

A total of 1,049,318 warrants out of the total of 3,337,818 warrants outstanding as per Note 8(d)(i) were exercised and the Company realized cash proceeds of $419,728 upon exercise.

c.

The 800,000 warrants issued under the financial advisory service agreement referred to in Note 8 (f) (ii) were exercised in May 2008.

***************************************

Table 1

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2008

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2007	2586	(2,811,378)	(0.04)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

Quarter ending:

April 30, 2006	-	(333,768)	(0.005)

July 31, 2006	1,025	(530,370)	(0.01)

October 31, 2006	7,686	(2,459,560)	(0.04)

January 31, 2007	2,166	(357,766)	(0.005)

April 30, 2007	420	(524,908)	(0.005)

July 31, 2007	-	(600,100)	(0.01)

October 31, 2007	-	(1,328,604)	(0.02)

January 31, 2008	1,493	(720,055)	(0.01)

April 30, 2008	2,988	(1,180,108)	(0.02)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2008

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2007	(1,531,855)	-	-	329,232	(1,531,855)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

Quarter ending:

April 30, 2006	(474,295)	-	-	366,027	(474,295)
July 31, 2006	(114,137)	-	-	598,481	(114,137)
October 31, 2006	(448,923)	-	-	465,440	(448,923)
January 31, 2007	(451,689)	-	-	299,877	(451,689)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)
January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)
April 30, 2008	209,329	8857	-	1,066,373	218,186

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2008

Summary of financing by raised
by quarter

	Shares	Price / share		$
Quarter ending:
Arpril 2006:
Exercise of options	1,600,000	0.30		480,000

July 2006
Exercise of options	1,100,000	0.30		330,000
Exercise of warrants	771,850	0.63	(ave)	485,548
Private Placements	150,000	0.50		75,000
	2,021,850			890,548

October 2006
Exercise of options	700,000	0.30		210,000

January 2007
Exercise of options	1,000,000	0.30		300,000

April 2007
Exercise of options	600,000	0.30		180,000
Exercise of warrants	417,500	0.40		167,000
	1,017,500			347,000

July 2007
Exercise of warrants	60,000	0.40		24,000

October 2007
Exercise of options	100,000	0.72		72,000
Private Placements	1,577,368	0.45		716,230
	1,677,368			788,230

January 2008
Private Placements	1,003,900	0.49	(ave)	493,685

April 2008
Private Placements	2,450,508	0.68	(ave)	1,673,752
Exercise of options	1,370,000	0.70	(ave)	964,500
Exercise of warrants	83,500	0.40		33,400
	3,904,008	0.69		2,671,652

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
April 30, 2008

Outstanding options	Strike price	Expiry date
350,000	0.36	4/15/2012
50,000	0.63	11/15/2009
300,000	0.60	3/22/2010
50,000	0.91	6/17/2009
200,000	0.30	7/18/2009
1,180,000	0.65	6/16/2009
2,000,000	0.72	5/27/2010
4,300,000	0.80	7/13/2011
150,000	0.70	5/31/2008
50,000	0.50	5/31/2012
225,000	0.60	10/31/2012
325,000	1.01	2/15/2013
350,000	1.20	2/15/2013
20,000	1.12	2/15/2009
50,000	2.31	2/15/2009
9,600,000	0.75	(average)

Total proceeds if all options exercised:		$7,200,000

Outstanding Warrants

127,817	0.40	6/30/2008
1,028,344	0.40	6/30/2008
870,000	0.40	6/30/2008
1,300,000	0.40	6/30/2008
4,667	0.40	6/30/2008
7,000	0.40	6/30/2008
800,000	cashless	6/30/2008
250,000	0.50	9/27/2009
100,000	0.60	1/15/2009
4,487,828	0.41

Total proceeds if all warrants exercised:		$1,520,127